Les White

[redacted]

Objective: To own my own craft beer brewery where my knowledge of brewing, beer styles and sensory analysis can be used to produce world class beer.

HIGHLIGHTS OF QUALIFICATIONS

- Award winning homebrewer since 1990
- National Level Beer judge
- Sensory analysis and beer style training for 10+ years
- Pairing food with beer since 2005
- World beer traveler

RELEVANT EXPERIENCE

2019 to 2021 Kitchen Manager and Part Time Brewer

- Brewed pilot batches for Checkerspot Kitchen series
- Designed recipe and brewed the "Got Wood" Doppelbock
- Cleaned kegs, fermenters, cleaned other equipment as needed
- Filled kegs, carbonated beer, worked canning line
- Prepared fruit and other adjuncts for addition to beer

2016 to present Owner/President/CEO

- Co-owner of Heart & Solar Brew Farm, a brewery in planning

2009 to 2012 Pro Brewing Consultation and Assistance

- Brewed pilot batches for Heavy Seas Plank series and experimental batches for Extreme Beer Fest in Boston
- Consulted and provided feedback on wood and other adjunct treatments and methods of introducing wood to beer
- Designed the award winning doppelbock recipe used for Heavy Seas Plank II
- Filled in as Assistant Brewer at Duclaw when needed

1990 to present Homebrewer

- Brewing over 200 batches and at least 50 styles since 1990
- President of Free State Homebrewers Club Guild since 2002. The Guild is an umbrella organization comprising 16 regional homebrew clubs.
- As local chairperson for American Homebrewers Association National Homebrew Conference in 2005, organized and hosted 850 homebrewers from all over the US.
- Local chairperson for AHA National Homebrew Conference again in 2016, hosting 3,100 homebrewers and pro brewers in Baltimore
- Member of FOAM since 1995 and CRABS homebrew club since 2002
- American Homebrewers Association Lifetime member since 2004

2000 to present Beer Judge

- BJCP certification in 2000
- Judged in over 200 competitions
- BJCP National level ranking in 2007
- Organized and assisted with dozens of homebrew competitions
- Organizer of the Maryland Governors Cup, 2008-2014

2003 to present Beer Educator

- Teach 11-week course on beer judging, styles and process to potential judges
- Teach all grain and extract classes at Maryland Homebrew
- Sensory analysis and perception training for several homebrew clubs and pro brewers
- Lead beer style and other beer topic seminars and tasting events at restaurants, homes, pubs
- Teach cooking with beer class and demos at festivals and events

2009 to present **Owner/Caterer, L&L Catering**

- Formed my own catering business in 2009
- Organized and catered several food/beer pairings
- Consulted with chefs and brewers on pairing beer with food
- Exclusive caterer at Heavy Seas Brewery where often I'm asked to cook with their beer or pair food with them

2000 to present **World Beer Traveler and Beer Geek**

- Visited 9 countries and over 35 states sampling beer at over 600 breweries, pubs and beer bars
- Volunteer at the Great British Beer Festival for 14 years
- Toured over 150 brewery and distillery facilities learning about different equipment, processes and ingredients
- Active SPBW and CAMRA member since 2000
- Organized, volunteered and poured beer at dozens of beer festivals and events
- Organizing committee member and webmaster for Baltimore Beer Week for 3 years